Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187794

Supplementing the Preliminary Prospectus Supplement dated July 7, 2014 (To Prospectus dated April 8, 2013)

PRICING INFORMATION

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, dated July 7, 2014 (the “Preliminary Prospectus”), related to Macquarie Infrastructure Company LLC’s offering of its Convertible Senior Notes due 2019 (the “Notes”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

Issuer:	Macquarie Infrastructure Company LLC

Ticker / Exchange for LLC Interests:	MIC / New York Stock Exchange

Pricing Date:	July 9, 2014

Trade Date:	July 10, 2014

Closing Date:	July 15, 2014

Notes:	Convertible Senior Notes

Aggregate Principal Amount Offered:	$305,000,000 ($350,000,000 if the Underwriters’ option to purchase Additional Notes is exercised in full).

Issue Price:	100%

Maturity:	July 15, 2019

Interest Rate:	2.875% per annum from July 15, 2015

Interest Payment and Record Dates:	January 15 and July 15, beginning January 15, 2015

Ranking:	Senior unsecured obligations ranking in equal right of payments with all existing and future senior unsecured indebtedness

Last Reported Sale Price on July 9, 2014	$67.50 per share of the Issuer’s LLC interests (a “share”)

Conversion Premium:	27.5% above the public offering price of $66.50 in the concurrent equity offering

Initial Conversion Rate:	11.7942 shares of the Issuer’s LLC interests for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $84.79 per share of the Issuer’s LLC interests

Use of Proceeds:	We estimate that the net proceeds from this offering, after underwriting discounts and estimated offering expenses, will be approximately $297,055,000 (approximately $340,930,000 if the underwriters’ option to purchase additional notes is exercised in full). Additionally, we estimate that the net proceeds from the concurrent equity offering, if consummated, after underwriting discounts and estimated offering expenses, will be approximately $642,832,500 (approximately $739,340,625 if the underwriters in such offering exercise their option to purchase additional shares in full with respect to that offering). We expect to use the net proceeds from this offering and the equity offering, if consummated, to finance the cash consideration for the IMTT Acquisition, including any related fees and expenses, and to use any remaining proceeds for general corporate purposes. If the IMTT Acquisition is not consummated, we intend to use such net proceeds for general corporate purposes and for fees and expenses related to the IMTT Acquisition that are payable whether or not the IMTT Acquisition is consummated.

Joint Book-Running Managers:	Barclays, J.P. Morgan, Macquarie Capital, RBC Capital Markets, SunTrust Robinson Humphrey, Wells Fargo Securities

Lead Co-Managers	BofA Merrill Lynch, Oppenheimer & Co.

CUSIP Number:	55608B AA3

ISIN:	US55608BAA35

Adjustment to Shares Delivered Upon a Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Preliminary Prospectus for each share price and effective date set forth below:

Share Price

Effective Date	$66.50	$70.00	$75.00	$80.00	$84.79	$90.00	$95.00	$100.00	$105.00	$110.00	$115.00	$120.00	$125.00

July 15, 2014	3.2433	2.6834	2.0339	1.5196	1.1296	0.7980	0.5536	0.3675	0.2290	0.1280	0.0584	0.0173	0.0000

July 15, 2015	3.2433	2.5287	1.8852	1.3802	1.0024	0.6859	0.4575	0.2880	0.1653	0.0806	0.0287	0.0061	0.0000

July 15, 2016	3.2433	2.4156	1.7650	1.2601	0.8880	0.5830	0.3686	0.2146	0.1083	0.0417	0.0100	0.0007	0.0000

July 15, 2017	3.2433	2.3673	1.6846	1.1615	0.7841	0.4839	0.2815	0.1437	0.0574	0.0147	0.0014	0.0000	0.0000

July 15, 2018	3.2433	2.3566	1.5973	1.0242	0.6266	0.3309	0.1513	0.0507	0.0097	0.0003	0.0000	0.0000	0.0000

July 15, 2019	3.2433	2.4915	1.5391	0.7058	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case, if the share price is:

•	between two share price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the earlier and later effective dates, as applicable, based on a 365-day year;

•	in excess of $125.00 per share (subject to adjustment in the same manner and at the same time as the share prices in the table above), no additional shares will be issued upon conversion; and

•	less than $66.50 per share (subject to adjustment in the same manner and at the same time as the share prices in the table above), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of the Company’s Shares issuable upon conversion exceed 15.0375 per $1,000 principal amount of the Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

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This communication is intended for the sole use of the person to whom it is provided by the sender.

The Company has filed a registration statement (including a prospectus, dated April 8, 2013, and a preliminary prospectus supplement, dated July 7, 2014) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus can be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, from J.P. Morgan, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at 1-866-803-9204, from Macquarie Capital, Attention: Prospectus Department, 125 West 55th Street, 22nd Floor, New York, NY 10019, or by telephone at 1-888-268-3937, or by email at us.prospectus@macquarie.com, from RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com , from SunTrust Robinson Humphrey, 3333 Peachtree Rd., NE, Atlanta, GA 30326, or by telephone at 1-404-926-5744, or by email at STRH.Prospectus@SunTrust.com, or from Wells Fargo Securities, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Dept., or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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